FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending May 2015

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

--

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
--

GlaxoSmithKline plc

 Result of AGM

GlaxoSmithKline plc (‘GSK’) announces that at its Annual General Meeting (‘AGM’) today, all resolutions were passed by shareholders.

GSK AGM Poll Results

The following table shows the votes cast for each resolution:

Resolution		Total votes for*	%	Total votes against	%	Total votes cast	Votes withheld**
1	To receive the 2014 Annual Report	3,614,278,186	99.04	35,131,332	0.96	3,649,409,518	14,897,298
2	Approval of the Annual Remuneration Report	3,391,418,737	98.03	68,233,680	1.97	3,459,652,417	204,653,757
3	Election of Sir Philip Hampton	3,591,444,657	99.08	33,187,186	0.92	3,624,631,843	39,673,560
4	Election of Urs Rohner	3,646,088,522	99.85	5,657,074	0.15	3,651,745,596	12,559,808
5	Re-election of Sir Andrew Witty	3,636,239,584	99.57	15,745,701	0.43	3,651,985,285	12,323,435
6	Re-election of Professor Sir Roy Anderson	3,635,006,358	99.54	16,926,524	0.46	3,651,932,882	12,372,971
7	Re-election of Dr Stephanie Burns	3,640,064,153	99.67	11,957,663	0.33	3,652,021,816	12,284,037
8	Re-election of Stacey Cartwright	3,627,646,531	99.34	24,278,095	0.66	3,651,924,626	12,379,794
9	Re-election of Simon Dingemans	3,611,625,566	98.90	40,202,459	1.10	3,651,828,025	12,477,828
10	Re-election of Lynn Elsenhans	3,631,958,969	99.45	19,951,976	0.55	3,651,910,945	12,394,642
11	Re-election of Judy Lewent	3,616,440,612	99.03	35,558,235	0.97	3,651,998,847	12,307,006
12	Re-election of Sir Deryck Maughan	3,556,901,233	98.09	69,347,278	1.91	3,626,248,511	38,057,342
13	Re-election of Dr Daniel Podolsky	3,630,860,486	99.42	21,017,768	0.58	3,651,878,254	12,427,599
14	Re-election of Dr Moncef Slaoui	3,631,852,758	99.45	20,032,722	0.55	3,651,885,480	12,420,374
15	Re-election of Hans Wijers	3,558,527,772	99.02	35,109,224	0.98	3,593,636,996	70,668,857
16	Re-appointment of auditors	3,497,872,211	97.19	101,054,446	2.81	3,598,926,657	65,379,196
17	Remuneration of auditors	3,534,642,170	98.21	64,277,018	1.79	3,598,919,188	65,386,223
18	Authority for the company to make donations to political organisations and incur political expenditure	3,577,744,022	98.02	72,255,599	1.98	3,649,999,621	14,306,463
19	Authority to allot shares	3,546,475,883	97.19	102,584,391	2.81	3,649,060,274	15,248,087
20	Disapplication of pre-emption rights***	3,592,421,305	98.52	53,931,389	1.48	3,646,352,694	17,950,355
21	Authority for the company to purchase its own shares***	3,646,045,423	99.84	5,930,054	0.16	3,651,975,477	12,330,810
22	Exemption from statement of senior statutory auditor’s name	3,616,839,172	99.14	31,407,136	0.86	3,648,246,308	16,054,765
23	Authorise reduced notice of a general meeting other than an AGM***	3,235,833,877	88.66	413,929,365	11.34	3,649,763,242	14,542,185
24	Approval of GSK Share Value Plan	3,528,728,822	96.72	119,600,001	3.28	3,648,328,823	15,980,071

Notes:
*	Includes discretionary votes.
**	A vote withheld is not a vote in law and is not counted in the calculation of the proportion of votes "For" or "Against" a resolution.
***	Indicates Special Resolutions requiring a 75% majority.

Sir Christopher Gent, Tom de Swaan and Jing Ulrich did not stand for re-election as Directors, and stepped down from the Board with effect from the conclusion of the AGM.

In accordance with section 430(2B) of the Companies Act 2006, GSK confirms that Sir Christopher Gent, Tom de Swaan and Jing Ulrich will receive payment of fees for service whilst a Director but no other remuneration payment or payment for loss of office will be made in connection with their departure.

The following table provides further relevant information:

	GSK's Fifteenth AGM (2015)	GSK's Fourteenth AGM (2014)
Issued share capital (excluding Treasury Shares)	4,866,216,110	4,861,007,167
Total votes cast and votes withheld lodged as a % of GSK's issued share capital (excluding Treasury Shares)	75.30%	74.05%
Total shareholder population	137,658	140,792
Total number of proxies lodged	8,686	8,333
% of shareholders who lodged proxies	6.31%	5.92%
Number of shareholders, corporate representatives and proxies who attended the AGM	403	429

V A Whyte
Company Secretary

7 May 2015

These results will shortly be available on the company's website at www.gsk.com.
GSK enquiries:
GSK enquiries:
UK Media enquiries:	David Mawdsley	+44 (0) 20 8047 5502	(London)
	Simon Steel	+44 (0) 20 8047 5502	(London)
	Sarah Spencer	+44 (0) 20 8047 5502	(London)

US Media enquiries:	Stephen Rea	+1 215 751 4394	(Philadelphia)
	Sarah Alspach	+1 202 715 1048	(Washington, DC)
	Mary Anne Rhyne	+1 919 483 0492	(North Carolina)

Analyst/Investor enquiries:	Ziba Shamsi	+44 (0) 20 8047 5543	(London)
	Tom Curry	+ 1 215 751 5419	(Philadelphia)
	Gary Davies	+44 (0) 20 8047 5503	(London)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: May 7, 2015

By: VICTORIA WHYTE
----------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc